December 30, 2004

MAIL STOP 0511

Mr. Paul D. Brock, President
Fortune Partners, Inc.
Suite 1100, 1050 West Pender Street
Vancouver, British Columbia
Canada, V6E 3S7

Re:	Fortune Partners, Inc.
File No. 333-120951
Registration Statement on Form SB-2
      Filed December 2, 2004

Dear Mr. Brock:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the registration statement covers the resale of 79% of the shares of common stock outstanding of Fortune Partners, Inc. in your initial public offering. Under these facts, your offering appears to be an "at the market offering of equity securities by or on behalf of the registrant" under Rule 415(a)(4) of Regulation C through the selling security holders who appear to be underwriters under the Securities Act. Because Fortune Partners, Inc. does not qualify to conduct an offering "at the market," please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, as would be required in a primary offering by Fortune Partners, Inc. Under Rule
415(a)(1)(ix), the offering must be prompt and continuous for the duration of the offering. Note that Fortune
Partners, Inc. does not
appear to qualify to conduct a delayed offering under Rule 415(a)(1)(x). Please expand the disclosure to explain how the offering will be conducted in a prompt and continuous manner. If you disagree that the offering should be considered a primary offering by Fortune Partners, please provide your analysis supplementally.

2. We note the disclosure in risk factor two that the company "decided to register the property in the name of our Chief Executive
Officer." We further note throughout the prospectus the reference to the company having acquired mineral rights. We do not understand the disclosure that the company has acquired mineral claims. Rather, it appears that the mineral claims were sold to the company`s chief executive officer. Please revise to disclose the basis for the statement that the company owns the mineral claims. If you believe that the declaration of trust conveys ownership to Fortune Partners, explain the basis for this belief under applicable law.

3. For the property, provide the disclosures required by Industry Guide 7(b). In particular, provide:
* The location and means of access to the property.
* A map(s) showing the location of the properties.
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b)(1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.
htm#secguide7.

4. Insert a small-scale map showing the location and access to the property. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

Prospectus Cover Page

5. Please disclose that the securities will be sold at the fixed price for the duration of the offering. See Item 501 of Regulation
S-B and comment 1 of this letter.

6. Please identify the selling shareholders as underwriters under the federal securities laws. See Item 501(a)(9) of Regulation S-B and comment 1 of this letter.

7. Please highlight the cross-reference to the risk factors section by prominent type as required by Item 501(a)(5) of Regulation S-B.

Prospectus Summary

8. We note the reference to the exhibits appearing elsewhere in this prospectus and to exhibits 10.1 and 10.2. Please note that the exhibits which are part of the registration statement generally are not attached to the prospectus. Please revise or advise. This comment also applies to other references to exhibits in your prospectus, like those in your business section.

Risk factors affecting operating results

9. In risk factor one, please discuss the risk in the narrative.

10. In risk factor one, the estimated phase two expenses are estimated to be US $139,167. Please reconcile this amount with the disclosure on page 35 that states the estimated expenses to be US$ 166,667. Please revise or advise.

11. In risk factor two, please revise the risk factor subheading to succinctly state the risk discussed in the risk factor narrative.
In
the business section, please explain the registration of the property.

12. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering, or apply primarily to a mining company in the production stage. Several of your risk factors seem to fit into this category and you should either revise to cite a particular risk, or relocate them later in the filing. Each factor must also explain how it applies to your company or your offering. For example see risk factors 14-16 and 21-24.

13. Some of your risk factors appear redundant. For example, see risk factors 12, 20 and 21, which all address government regulation of your activities. Please remove repetitive risk factors.

14. Add a risk factor that addresses the fact that your property has not been examined in the field by a professional geologist or mining engineer, and detail the risks to investors.





Risks Related to the Securities Market

15. We note the disclosure in the narrative of risk factor "Re-sale restrictions for British Columbia residents may materially affect the market value of shares." Later in your prospectus, please specify the time frame for becoming a reporting issuer in B.C. and explain why that matter would affect the ability of B.C. residents to sell in the U.S.

16. It would appear that the last risk factor concerning the going concern opinion would generally not be a risk factor under this subsection, but would be an important risk factor in the previous subsection. Please revise.

Determination of Offering Price

17. Please revise to include the information required by Item 505 of
Regulation S-B.  Also revise in accordance with comment one.

Selling Shareholders

18. For each selling stockholder that is listed as a company or entity, please provide the name(s) of the natural persons with voting or dispositive control over such company or entity.

Plan of Distribution

19. Please revise the distribution section to reflect that the securities must be sold at a fixed price for the duration of the offering. Also include that the selling shareholders are underwriters under the federal securities laws. See Item 508 of Regulation S-B and comment 1.

Directors, Executive Officers, Promoters and Control Persons

20. For each officer and director, please describe all employment during the past five years. See Item 401(a)(4) of Regulation S-B. In the description, please include the name and business of the person`s employer, beginning and ending dates of employment, and the positions held. Also include the approximate percent of their time that the officers worked on affairs of your company this last year and include other significant responsibilities that they currently have with other companies.

Interests of Named Experts and Counsel

21. The last sentence on this page referenced a geologic report on the mineral property. Supplementally provide a copy of the geologic report referenced in the filing prepared by E. R. Kruchkowski.



Disclosure of Commission Position on Indemnification for
Securities
Act Liabilities

22. Please describe any indemnification provisions for directors, officers and controlling persons of the company against liability under the Securities Act as required by Item 510 of Regulation S-
B.

Description of Business

23. We note the statement "[t]he Stewart area has one of the largest silver mines in British Columbia when compared to mines of similar geology." Supplementally, please provide us with reasonable support and summarize the support in the prospectus. If a reasonable basis cannot be provided, the statement should be removed.

24. The second paragraph of this section references mineral claims, which entitles the company to one quarter section that consists of 450 hectares. The four mineral claims consist of 72 units or approximately 1800 hectares. Please clarify the terminology and units used in the filing. Specify the number of mineral claims, claim types, and approximate dimensions.

25. We note the disclosure that "we have raised capital . . . in order to . . . fund the acquisition cost of the mineral property." Please include the following information:

a. Disclose the price in which Paul Brock paid for the mineral claims. We not that exhibit 10.1, Bill of Sale Absolute, discloses that the price was $1.00.

b. Please describe in detail the nature of the interest held by Paul
Brock in the mineral properties.

c. Disclose the amount in which the company paid for the "claims" and the payee of this amount.

d. Please describe each material agreement entered into regarding the company and the mineral claims. Please describe the principal terms of such agreements.

Definitions

26. You utilize a significant amount of technical terminology that is probably unfamiliar to the average investor. Revise your filing to define technical words through the context of your discussion as much as possible. Provide definitions to the glossary for words that cannot be adequately defined in the text. Include in a glossary only those geologic or technical terms not understood by the average investor that cannot be defined in the text.

27. We note the reference to several definitions. However it does not appear that such terms are used in the business section.
Please
supplementally explain the purpose for these definitions.

History and Previous Work

28. We note the reference to several historical facts in this section. Please disclose the source of such information.

Employees

29. Please provide the amount of time per week the officers of the company will spend working for the company.

Management`s Discussion and Analysis and Plan of Operations

30. Please revise the Plan of Operations section to describe specifically your plan of operations for the next twelve months. Provide more detail of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding.

31. We note the statement that "[w]e will need further financing of
$25,000 in the summer of 2006 to complete stage two of phase one." Please reconcile this statement with the disclosure above that "phase one is expected to take approximately four months to complete" along with the disclosure in the business section, under the subsection conclusions and recommendations, that "[i]t is expected to take approximately four months to complete the two stages" and "we would then plan stage two for the month of October 2005."

32. Please specifically state whether the company has currently enough cash to complete phase one without raising additional capital.

33. Please further include a detailed description of the criteria that the company will use in determining whether the company will commence with phase two of the business plan.

34. Please describe the specific circumstances in which the company would enter into a joint venture partnership.

35. Please revise to include in a separately captioned section, the company`s off balance sheet arrangements, if any, as required by Item
303(c) of Regulation S-B.

Results of Operations

36. As requested above, please explain in detail the statement "we paid CAD $10,000 (US $8,333) to acquire the mineral property."




37. We note your disclosure that you paid $10,000 Canadian (US $8,333) to acquire mineral properties. However, your disclosures in liquidity and capital resources, and the financial statements (Notes
3 and 7) indicate that you paid $10,000 US for such mineral properties. Please revise as appropriate to present consistent disclosures in US$ throughout the filing.

Certain Relationships and Related Transactions

38. For each transaction, please include the name of the person, the person`s relationship to the issuer, the nature of the person`s interest in the transaction and the amount of such interest as required by Item 404(a) of Regulation S-B. If applicable, please include the declaration of trust.

Market for Common Equity and Related Shareholder Matters

39. The disclosure under this heading says you have 37
shareholders.
The selling security holders total 33 and management accounts for an
additional 4 shareholders.   Counsel that received shares for
services does not appear to be counted. Please advise supplementally or revise. If counsel is listed as a selling security holder, please describe the relationship between Fortune and counsel in the selling security holder section.

Reports to Security Holders

40. Please provide the information required by Item 101(c) of Regulation S-B.

Financial Statements
General

41. Please provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

Note 2 - Summary of Significant Accounting Policies

42. It appears that the primary economic environment in which you operate is in Canada. Please disclose the company`s functional currency. If your functional currency is different from your reporting currency, please provide a note briefly describing how you comply with SFAS 52.

Note 3 - Mineral Properties

43. The first paragraph refers to 4 mineral claims representing 76 units, please refer to comment 24 above, define the terms clearly, and clarify/correct the discrepancy between the units per mineral claim.



Part II
Recent Sales of Unregistered Securities

44. We note the disclosure in the registration statement that the company issued 250,000 shares of common stock to its attorney for services.  Please describe this transaction as required by Item
701
of Regulation S-B.

Exhibits

45. Revise your legality opinion to indicate that opinion opines upon
Nevada law including the Nevada Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

Signatures

46. Please have the company`s accounting officer sign in this capacity. See Instructions for Signatures on Form SB-2.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raj Rajan at (202) 942-1941 or Hugh West at
(202) 942-1983 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 824-5262 or me at (202) 942-2999 with any other questions.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Thomas J. Deutsch
	Fax (604) 684-0916
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Fortune Partners, Inc.
December 30, 2004
Page 1